Fourth Quarter and Full Year 2021 Results March 2022 Exhibit 99.2

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

HIGHLIGHTS & OVERVIEW 01.

All amounts in USD unless stated otherwise Highlights – Fourth Quarter and Full Year 2021 Note – Financial figures are unaudited. Convenience translation - The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3517 to US$1.00, being the approximate rate in effect as of December 31, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Adjusted EBITDA and Adjusted EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Record Revenue Record Adjusted EBITDA1 FY 2021 $411m or S$555m +27.7% Year-on-year Q4 2021 $114m or S$155m +28.8% Year-on-year FY 2021 $137m or S$185m +29.4% Year-on-year Q4 2021 $40m or S$54m +26.1% Year-on-year Accelerated Client Additions Record 20 New Logos Added in 2021 First revenue contribution in FY2021 52 Clients as at 31Dec21 (31Dec20: 38) Continued Geographic Expansion

Profitable, Cash-Generative Growth Adj EBITDA Margin2 (%) 30.6% 32.7% 32.9% Profit for the period (US$m1) Adjusted EBITDA2 (US$m1) Revenue (US$m1) Strong profitability with Industry leading EBITDA margins resulting from: Focus on high-growth CX segment Strong exposure to New Economy3 clients Focus on complex offerings Regionalization of operations underpinned by multilingual hubs Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar. 2. Adjusted EBITDA and Adjusted EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. 3. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 33.3%

Strong Global Presence in 11 Geographies, and Expanding FY2021 Revenue Breakdown Philippines 26.0% Singapore 25.9% Malaysia 26.1% Thailand 12.9% China 2.1% Japan 5.6% Others 1.4% Singapore Malaysia Thailand China Philippines Spain Japan Colombia India Romania South Korea First revenue contribution in Q4 2021: CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA Korea 14,700+ Employees globally as at Dec 31, 2021 1. India and Colombia are new offices opened in 2020 while Romania and South Korea are new offices established in 2021. Note – Financial figures are unaudited.

Accelerated Client Additions in 2021 Note – Financial figures are unaudited. 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 93% Revenue from New Economy1 clients for FY21 Logos added during the period Client count (as at 31 Dec) Focus on Supporting New Economy1 Clients More than doubled

Q4 2021 FINANCIALS 02.

Q4 financial performance Adjusted EBITDA Margin2 (%) 35.6% 34.8% Profit for the period (US$m1) Adjusted EBITDA2 (US$m1) Revenue (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. 2. Adjusted EBITDA and Adjusted EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Profit Margin (%) 22.4% 18.6% 22.0% excluding PSP Costs

Q4 revenue rose across service offerings and geographies Revenue Breakdown by Service (US$m1) Revenue Breakdown by Geography (US$m1) 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. +28.8% +28.8% 89 114 Note – Financial figures are unaudited. Total might not add up due to rounding +3% +72% +24% +39% +21% +18% +44%

Q4 operating expenses1 rose in line with revenue growth Operating Costs as a % of Revenue (%) Total Operating Cost (US$m1) 73.7% 73.0% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. 1. Excluding equity-settled share-based payment expense incurred in connection with our Performance Share Plan 2. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. Excluding PSP costs +42% +8% +2% +34% ex PSP

FY 2021 FINANCIALS 02.

FY2021 financial performance 32.9% 33.3% Profit for the period (US$m1) Adjusted EBITDA2 (US$m1) Revenue (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. 2. Adjusted EBITDA and Adjusted EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adjusted EBITDA Margin2 (%) Profit Margin (%) 19.8% 18.7% 19.6% excluding PSP Costs

Revenue Breakdown by Service (US$m1) Revenue Breakdown by Geography (US$m1) 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. +27.7% +27.7% 322 411 Note – Financial figures are unaudited. Total might not add up due to rounding FY2021 revenue rose across service offerings and geographies +7% +73% +22% +27% +30% +22% +32%

FY2021 operating expenses1 rose slower than revenue growth Operating Costs as a % of Revenue (%) Total Operating Cost (US$m1) 76.7% 75.0% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. 1. Excluding equity-settled share-based payment expense incurred in connection with our Performance Share Plan 2. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. Excluding PSP costs +32% +21% +0% +30% ex PSP

OUTLOOK 03.

Financial Outlook Revenue (millions)1 Revenue growth (YoY) at midpoint Adjusted EBITDA Margin2,3 US$510 to US$519 (S$689 to S$702) 25.3% Approximately 30.0% to 32.0% FY2022 Outlook Note: Financial figures are unaudited. 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar. 2. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. 3. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

APPENDIX

Summary Financials (S$) Income Statement (S$m) FY2018 FY2019 FY2020 FY2021 (Unaudited) Q4 2020 (Unaudited) Q4 2021 (Unaudited) Revenue 181.2 330.3 434.7 555.2 120.2 154.8 Employee benefits expense -109.4 -189.9 -258.0 -339.7 -68.9 -97.7 Depreciation expense -12.9 -24.6 -33.1 -39.9 -8.9 -9.6 Rental and maintenance expense -2.6 -9.2 -10.6 -9.8 -2.4 -2.1 Recruitment expense -3.8 -6.7 -8.0 -10.9 -2.2 -3.3 Transport and travelling expense -1.4 -2.1 -1.5 -1.5 -0.2 -0.5 Telecom and technology expense -2.4 -4.5 -6.3 -8.8 -1.7 -2.5 Interest expense -1.1 -2.9 -3.1 -8.4 -0.8 -2.0 Other operating expense -6.9 -10.5 -15.8 -11.1 -4.2 -2.5 Interest income 0.3 0.5 0.6 0.5 0.2 0.3 Other operating income 0.5 0.7 7.5 6.3 2.0 2.6 Profit before income tax 41.6 81.1 107.4 132.1 33.2 37.4 Income tax expenses -3.5 -7.5 -21.3 -28.2 -6.3 -8.5 Profit for the period/year 38.1 73.5 86.1 103.8 27.0 28.8 1. Share of profit from an associate and gain on disposal of a subsidiary not shown as they are not significant. 2. Totals might not add up due to rounding. Note – To the extent so indicated, financial figures are unaudited.

Summary Financials (US$) Income Statement (US$m) FY20181 FY20191 FY20201 FY20211 (Unaudited) Q4 20201 (Unaudited) Q4 20211 (Unaudited) Revenue 134.1 244.3 321.6 410.7 88.9 114.5 Employee benefits expense -80.9 -140.5 -190.9 -251.3 -50.9 -72.3 Depreciation expense -9.5 -18.2 -24.5 -29.5 -6.6 -7.1 Rental and maintenance expense -1.9 -6.8 -7.8 -7.3 -1.8 -1.5 Recruitment expense -2.8 -4.9 -5.9 -8.1 -1.6 -2.5 Transport and travelling expense -1.0 -1.5 -1.1 -1.1 -0.2 -0.4 Telecom and technology expense -1.8 -3.3 -4.7 -6.5 -1.3 -1.8 Interest expense -0.8 -2.1 -2.3 -6.2 -0.6 -1.5 Other operating expense -5.1 -7.8 -11.7 -8.2 -3.1 -1.9 Interest income 0.2 0.3 0.4 0.4 0.1 0.2 Other operating income 0.4 0.5 5.6 4.7 1.5 1.9 Profit before income tax 30.8 60.0 79.5 97.7 24.6 27.7 Income tax expenses -2.6 -5.6 -15.8 -20.9 -4.6 -6.3 Profit for the period/year 28.2 54.4 63.7 76.8 19.9 21.3 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. 2. Share of profit from an associate and gain on disposal of a subsidiary not shown as they are not significant. 3. Totals might not add up due to rounding. Note – To the extent so indicated, financial figures are unaudited.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EBITDA (US$m) FY20181 FY20191 FY20201 FY20211 (Unaudited) Q4 20201 (Unaudited) Q4 20211 (Unaudited) Profit for the Period 28.2 54.4 63.7 76.8 19.9 21.3 Adjustments: Depreciation Expense 9.5 18.2 24.5 29.5 6.6 7.1 Income Tax Expense 2.6 5.6 15.8 20.9 4.6 6.3 Finance Cost 0.8 2.1 2.3 6.2 0.6 1.5 Interest Income -0.2 -0.3 -0.4 -0.4 -0.1 -0.2 EBITDA 41.0 80.0 105.7 133.0 31.6 36.0 Equity-settled share-based payment expense - - - 3.9 - 3.9 Adjusted EBITDA 41.0 80.0 105.7 136.9 31.6 39.9 1. FX rate of US$1 = S$1.3517 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2021. 2. Totals might not add up due to rounding Note – To the extent so indicated, financial figures are unaudited.

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